Mail Stop 3561

April 23, 2008

Jeffrey S. Carbiener
Chief Executive Officer and President
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Lender Processing Services, Inc.**
> **Registration Statement on Form 10**
> **Filed March 27, 2008**
> **File No. 1-34005**

Dear Mr. Carbiener:

We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Item 15. Financial Statements and Exhibits

(b) Exhibits

1. Please file all required exhibits in a timely manner so that we may have sufficient time to review them. See Item 601 of Regulation S-K.

Exhibit 99.1

General

2. We note in an article by <u>Reuters</u> dated April 15, 2008 that you have received a private letter ruling from the Internal Revenue Service stating that the pending spin-off transaction will be tax free. Please provide us with a copy of this opinion.

3. We note that you include many factual statements in your disclosure, but you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources:

    *   "We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S." Overview, page 1.

    *   "Our technology solutions include our mortgage processing system, which processes 50% of all U.S. residential mortgage loans by dollar volume." Overview, page 1.

    *   "Our Desktop application, which is a workflow information system that can be used to manage a range of different workflow processes, is currently the leading mortgage default management application in the United States." Our Strategy, page 40.

    We may have further comments once we examine your revisions.

Front Cover

4. Please include the statement required by Item 2 of Schedule 14C.

Summary, page 1

5. Please delete all defined terms in this section, such as the terms in the last italicized paragraph on page 1. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please avoid over-reliance on abbreviations, such as TDA, LTS, FIS and LPS.

Risk Factors, page 7

6. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

    *   "If we fail to adapt our services to changes in technology or in the marketplace, or if our ongoing efforts to upgrade our technology are not successful, we could lose customers and have difficulty attracting new customers for our services." Page 10.

    *   "We operate in a competitive business environment, and if we are unable to complete effectively our results of operations and financial condition may be adversely affected." Page 10.

    *   "The market price and trading volume of our common stock may be volatile and may be affected by market conditions beyond our control." Page 15.

    Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first full risk factor on page 11. Some of your risk factors should be separated into multiple risk factors, such as the first risk factor on page 7 and the last risk factor on page 11. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

Following the spin-off, we will have substantial indebtedness, which could…, page 8

7. In the last sentence of this risk factor's first paragraph, you state that you "also may have additional borrowing capacity available under a new revolving credit facility." Please disclose how much this possible new revolving credit facility could contribute to your indebtedness and whether it could have a substantial impact on you.

8. Also, in the third bullet-point, you state that some or all of your debt will have a variable rate of interest, which exposes you to the risk of increased interest rates.

Please further discuss this risk to you should interest rates rise over the term of your indebtedness.

Our financing arrangements will subject us to various restrictions that could…, page 9

9. In the third paragraph, you state that various risks, uncertainties, and events "beyond [y]our control" could affect your ability to comply with certain covenants and maintain certain financial tests and ratios. Please disclose these risks, uncertainties, and events that are material to you. Please also consider discussing the risks, uncertainties, and events within your control that could affect your compliance abilities.

Risks Related to Our Business, page 10

10. You state that you are subject to significant risks and uncertainties, including those listed below "and others described elsewhere in this information statement." Please remove this phrase from this paragraph because it implies that you have additional material risks that you have not included in this section. Also, if you have not done so, please list all material risks in this section.

Forward-Looking Statements, page 16

11. Please remove your reference to section 27A of the Securities Act because this registration statement is filed under the Exchange Act and not the Securities Act. Also, you may not reference section 21E of the Exchange Act because those provisions do not apply to forward-looking statements in connection with an initial public offering. See Section 21E(b)(2)(D) of the Exchange Act. Please revise or advise.

The Spin-Off, page 17

Reasons for the Spin-Off, page 17

12. We note that Fidelity National Information Services, Inc.'s board determined that the spin-off will be beneficial for reasons discussed in a series of bullet-points. Please elaborate on why each of these reasons would be beneficial to you. For example, in the first bullet-point, you state that the spin-off will allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of both companies. Please discuss why you believe the spin-off could facilitate this potential expansion and growth and in what manner.

13. Also, in this subsection, you list four factors that Fidelity National Information Services, Inc.'s board considered in evaluating the spin-off that could negatively

affect you. Please elaborate on these factors and provide them as risks in your risk factor section if they are material to you and you have not done so already.

Incurrence of Debt, page 20

14. You state that the nature, amount, and terms of debt will be determined closer to the date of distribution. Please confirm for us that you will disclose this information before we have cleared comments regarding this registration statement.

Dividend Policy, page 23

15. You indicate that you "intend to pay dividends at an annual rate of $ per share." The actual amount currently is blank. Please tell us the amount you expect to distribute. Please also tell us whether that amount reflects historical earnings, dividends from earnings you expect to generate going forward or amounts from other sources. The Dividend Policy section is not clear in this regard. Please be aware that we may have additional comments based upon your response.

Capitalization, page 24

16. Please disclose the amount of new debt to be incurred in connection with the spin-off, the expected interest rates, and whether you have a firm signed commitment for such debt. If the actual interest rates in the transaction could vary from that disclosed, please disclose the effect on income of a 1/8 percent variance in interest rates.

Pro Forma Financial Information, page 26

Unaudited Pro Forma Combined Statement of Earnings, page 27

17. Please revise to give pro forma effect to the new capital structure of LPS. In doing so, please also disclose the number of shares that will be authorized, issued, and outstanding on a pro forma basis on the face of the pro forma balance sheet. Please disclose in a pro forma footnote your assumptions and how these assumptions could be impacted by the terms of the separation arrangement. The impact that the incremental change in your assumptions could have should also be disclosed.

18. We note your disclosure in footnote (1) on page 27 of the estimated interest expense to be incurred on the $1.6 billion of debt you expect to incur in connection with the spin-off. Please tell us in detail and disclose how you arrived at the pro forma adjustments to interest expense. Please also disclose, if true, that

> you have a firm commitment or a signed agreement for the new debt and credit arrangement. If you do not have a firm commitment or executed agreement for the debt to be incurred by LPS, please advise us of your factual support for the pro forma adjustment.   Refer to Rule 11-02(b) of Regulation S-X.

19. Please revise to present pro forma diluted per share data on the face of the pro forma statement of earnings.

Management's Discussion and Analysis of Financial Condition and Results of…, page 28

20. Please expand this section generally to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that you have experienced growth in certain lower margin businesses. Please clarify whether this is a trend and whether you expect it to continue, and discuss your lower margin versus higher margin businesses. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

    - economic or industry-wide factors relevant to your company, and

    - material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Business Trends and Conditions, page 30

21. Please expand your Business Trends and Conditions subsection to discuss in greater detail how the recent downturn in the real estate market will affect you following the spin-off. For example, on the top of page 31, you state that the current MBA forecast is for $2.0 trillion of mortgage originations in 2008 as compared to $2.3 trillion in 2007 and that the relatively higher interest rates are likely to result in seasonal effects having more influence on real estate activity. Please discuss how these and all other material circumstances will affect your operations.

22. You state that your default management services provide "a natural hedge" against the volatility of the real estate business. Please discuss how and to what degree these services act as a hedge for your other operations.

23. Please discuss how industry and overall economic trends could affect you after the spin-off given the fact that you will be "highly leveraged." For example, you state on the bottom of page 39 that a "one percent increase or decrease in interest rates would result in up to $16 million increase or decrease, as applicable, in [y]our annual interest expense." Please elaborate on this statement in your Business Trends and Operations subsection.

24. You disclose the increase in interest rates and tightening of lending standards have resulted in a reduction of new loan originations and refinancing activity during fiscal 2007. Please expand your disclosure to more clearly explain and discuss the specific trends in the number of loan originations and refinancing activity you have experienced during the first quarter of fiscal 2008 and how reflective you believe these trends are of the impact on future periods.

Liquidity and Capital Resources, page 37

Cash Requirements, page 37

25. In the last sentence on page 37, you state that you expect that cash flows from operations over the next twelve months will be sufficient to fund your operating cash requirements and pay principal and interest on your outstanding debt "absent any unusual circumstances or adverse changes in the business environment." Please disclose examples of what you would consider to be unusual circumstances or adverse changes in the business environment that would cause your cash flows over the next twelve months to be insufficient to fund your operating cash requirements and pay principal and interest on your outstanding debt.

Contractual Obligations, page 38

26. Please advise or revise to include amounts related to agreements you have to purchase services from FIS and FNF. See Item 303(a)(5) of Regulation S-K.

27. We note your disclosure under Financing of the $1.6 billion of debt you expect to have and the revolving capital facility you also expect to obtain. Please revise to include the $1.6 billion in long-term debt along with the estimated or scheduled interest payments you expect to incur in connection with the spin-off for all periods presented. If you estimate the anticipated interest payments, please provide an explanatory note as to the basis used for determining the rates used for all periods presented.

28. We note your presentation of $34.4 million in other long-term liabilities on your balance sheet as of December 31, 2007. Please revise your contractual obligations table to also include the applicable estimated amounts within other long-term liabilities that will require future cash funding such as those related to

pension, incentive, savings or other types of post-employment and benefit plans. If this liability line item is comprised of amounts that have no due date, please estimate the date and include a note to the table explaining the basis for the period the amounts have been included or why you have not included an amount in the table. Refer to Item 303(a)(5) of Regulation S-K.

Business, page 40

29. We note your disclosure that you derive revenue from several types of products and different types of services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulations S-K.

Our Strategy, page 40

30. In the first bullet point of this subsection, you state that the lending process encompasses many steps that remain paper-driven, which you believe are "ripe for further systems and process automation." Please discuss these remaining paper-driven steps, whether you believe that you will be able to automate these processes in the future, and if so how you will do so. Also, please consider including this information in your Management's Discussion and Analysis section as a future trend.

31. In the third bullet point, you state that you have 29 separate categories of service that you offer. In an appropriate place in your Business section, please disclose all 29 of these categories and where they fit in your segments.

32. In the last bullet point of this subsection, you state that you "intend to continue to acquire technologies and capabilities that will allow [you] to broaden [y]our service offerings and continue to enhance the functionality and efficiency of [y]our business solutions." Please disclose whether you are currently in the process of acquiring any of these technologies and capabilities. If so, please discuss those acquisitions. If not, please disclose.

Competitive Strengths, page 41

33. In your first bullet point, you state that your mortgage processing services and software give you access to key decision makers at a number of major financial institutions. Also, in the third bullet point, you state that this access allows you to more effectively manage the strategic opportunities presented by your increased access. Please discuss further your level of access and how this enhances your strategic opportunities and business operations.

34. You state that 41 of the 50 largest banks in the United States, including each of the top ten and 18 of the top 20, use your services and that you provide these 41 banks with an average of 8 out of the 29 separate categories of service you offer. Please provide greater details about the number of services you provide to these banks. For example, based on this disclosure, it is possible that you could be providing a small number of your least profitable services to the largest of the 41 banks while providing a greater number of services to the smallest of the 41 banks. Conversely, it is possible that you could be providing a large number of services to the largest of the 41 banks and a small number of services to the smaller banks.

35. Also, please disclose whether any one of your segments is dependent upon a single customer or a small number of customers, the loss of any one or more of which would have a material adverse effect on that segment. See Item 101(c)(vi) of Regulation S-K.

Information about Reporting Segments, page 42

36. In the second paragraph of this section, you state that your revenues from mortgage processing "are generally based on the number of mortgages processed on [y]our software," which means that "revenue from this business is largely not affected by year to year changes in the residential mortgage market." Please explain this statement, because it seems that if your revenues are derived from the number of mortgages you process, your revenues would be affected by the year to year changes in the mortgage market.

Services, page 43

Technology, Data and Analytics, page 43

37. In the second paragraph of the first bullet point, you state that "the substantial majority of [y]our MSP customers by both number of customers and loan volume choose to use [you] as their processing partner and engage [you] to perform all data processing functions in [y]our technology center in Jacksonville, Florida." Please disclose the number of your customers and the loan volume of your customers that use your mortgage servicing platform.

Sales and Marketing, page 47

Office of the Enterprise, page 47

38. The last sentence of this subsection states that you have created a cross-sell culture within your organization that you believe has become a "differentiator" between you and your competitors. Here, or in your Competition subsection on

page 48, please discuss how your cross-sell culture sets you apart from your competitors. See Item 101(c)(x) of Regulation S-K.

Intellectual Property, page 47

39. We note your disclosure regarding your intellectual property in this subsection. Further, please disclose any specific patents, trademarks, licenses, franchises, or concessions by you that are material to you and disclose their duration. See Item 101(c)(iv) of Regulation S-K.

Competition, page 48

40. Please estimate the number of your competitors and your competitive position relative to your competitors for each segment. See Item 101(c)(x) of Regulation S-K.

41. In the second paragraph of this subsection, you list the key methods of competition for your Loan Transaction Services segment. Please also discuss how you compare to your competitors based upon these methods. See Item 101(c)(x) of Regulation S-K.

42. In the second paragraph, you list two of your principal competitors. Please disclose your competitive position relative to these entities. See Item 101(c)(x) of Regulation S-K.

Research and Development, page 48

43. Please estimate the amount you spent during each of the last three years on company-sponsored research and development activities and customer-sponsored research activities relating to the development of new products, services, or techniques or the improvement of existing products, services, or techniques. See Item 101(c)(xi) of Regulation S-K.

Legal Proceedings, page 50

44. Please disclose the date the first proceeding you discuss was instituted. See Item 103 of Regulation S-K.

45. We note your disclosure regarding the first proceeding that the complaints seek treble damages and injunctive relief under the Sherman Antitrust Act and various California statutes. Please further describe the treble damages and injunctive relief sought and how it might impact you. See Item 103 of Regulation S-K.

46. In the second proceeding, you state that a hearing was scheduled for March 2008. Please discuss the result of that hearing.

Management, page 51

Directors and Executive Officers, page 51

47. You must disclose the business experience of all of your officers and directors during the past <u>five years</u>, including each person's principal occupation and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. You state that Francis K. Chan served "in various management roles" form July 1995 through December 2005. Please revise your disclosure to include Mr. Chan's specific business experience from April 2003 through December 2005. Also, you state that Eric D. Swenson held "several positions" from August 2001 through December 2003. Please revise your disclosure to include Mr. Swenson's specific business experience from April 2003 through December 2003.

48. Before the registration statement becomes effective, please disclose your directors, all persons nominated or chosen to become your directors, and all the other information regarding these individuals as required by Item 401 of Regulation S-K.

Executive and Director Compensation, page 52

Compensation Discussion and Analysis, page 52

49. We note that you attempt to set base salaries "that is competitive relative to the compensation paid to similarly situated executives from similarly sized companies.…" If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K. In this regard, we note that you refer to surveys prepared by Hewitt Associates and Towers Perrin.

Annual Performance-Based Cash Incentives, page 57

50. In the second paragraph of this section, you include the annual incentive targets for your executive officers. For example, you state that Mr. Foley's annual incentive target was 250% of his base salary, Mr. Carbiener's target was 150% of base salary, Mr. Chan's target was 50% of base salary, and Messrs. Scheuble's and Swenson's targets were 100% of their base salaries. Please explain the reason that you chose these varying percentages for named executive officers.

Long-Term Equity Incentive Awards, page 58

51. In the discussion of long-term equity incentive awards, you indicate that they are awarded based on an executive's contribution to achieving business objectives. You state that the awards are based on an evaluation of each executive's contribution towards achieving the business objectives, but it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.

52. You state that Mr. Carbiener received a grant of 5,500 shares of restricted stock "as a merit award for his performance in 2006." Please disclose the basis upon which the compensation committee decided that Mr. Carbiener's performance warranted this grant.

53. Also, you state that in May 2007 certain of Fidelity National Information Services, Inc.'s executive officers, including Mr. Foley, were awarded options to purchase shares of FNRES Holdings. Inc. "in consideration of services to be provided by the executive officers to FNRES and to encourage the executive officers to work toward increasing FNRES's stock price and to achieve the performance goals upon which the vesting of the stock options was contingent." Please disclose which executives received these options and disclose the performance goals upon which the vesting of the stock options was contingent.

Summary Compensation Table, page 62

54. We note from your summary compensation table that the compensation of your executives has fluctuated over the past two years. Please describe the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(ix) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 72

55. Please disclose whether this offering will trigger any change of control provisions.

Certain Relationships and Related Transactions, page 79

56. Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits.

Description of Capital Stock, page 88

57. In this section, please disclose the number of record holders of your common stock following the spin-off.

Common Stock, page 88

58. You state that the shares of common stock issued by you in the spin-off will be "fully paid and non-assessable." However, this is a legal determination that should be made by counsel. Therefore, please remove this statement.

Consolidated Financial Statements, page F-1

59. Please revise to update your financial statements, as appropriate, to comply with the requirements of Article 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

60. We note the "draft audit report" in the form that your independent registered public accountant plans to issue upon completion of the reorganization and events discussed in Note 1. Please coordinate with your independent registered public accountant to remove the preface at the top of the page and present a properly signed and dated audit report.

Combined Statements of Earnings, page F-4

61. Please revise to present pro forma diluted per share data on the face of the pro forma statement of earnings.

Notes to Combined Financial Statements, page F-7

Note 1 – Description of Business, page F-7

62. You disclose that FIS will distribute 100% of your common stock to its shareholders in the spin-off and exchange the new debt obligations for a like amount of FIS's existing debt following receipt of necessary approvals from the SEC. Please specify exactly what approvals you expect to receive from the SEC or remove the references. We may have further comment.

Note 2 – Significant Accounting Policies, page F-8

63. Please confirm to us that the significant accounting policies disclosed are the same as those followed by FIS when your operations are included as an operating segment in the financial statements of FIS for all periods presented.

Principles of Combination and Basis of Presentation, page F-9

64. You disclose that the combined balance sheets do not include certain LPS assets or liabilities that are not specifically identifiable to the operations of LPS since it is not practicable to identify the portion of the assets or liability applicable to LPS. Please revise your disclosure to indicate that the portion of the assets or liabilities related to LPS excluded from the combined balance sheets on page F-3 is not material, if true.

65. Please disclose the percent of any mark-up FIS or FNF have included in the allocation of amounts for services rendered and the basis for the mark-up. Please also revise you disclosure to include for each type of expense or cost the method of allocation used and why you believe it is appropriate and reasonable under the circumstances.

66. Please disclose management's estimate of what Lender Processing Services' expenses would have been had it operated on a stand alone basis for all periods presented, as discussed in the response to Question 2 of SAB Topic 1:B.1.

67. Please disclose your financing arrangements with the parent. If there were no financing arrangements or cash advances provided, disclose that fact. Include in your disclosure an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period an income statement is required. The analysis of intercompany accounts should include a listing of transactions such as the allocation of costs, cash transfers, intercompany purchases and so forth for each period an income statement is required reconciled to the intercompany accounts reflected in the balance sheets. See Question 4 of SAB Topic 1:B:1.

Unaudited Pro Forma Net Earnings per Share, page F-14

68. Please revise your disclosure to indicate the reason why the number of shares outstanding after the spin-off will equal one-half of the number of FIS outstanding shares on the date of the spin-off. Please also reconcile the numerators and denominators used in computing basic, and diluted EPS if any, for each period presented.

Note 11 – Employee Benefit Plans, page F-23

Stock Option Plans, page F-23

69. You disclose in the first sentence of the first paragraph on page F-24 that any FIS options and awards held by your employees at the time of the spin-off will be converted into options and awards issuable in your common stock using a method

that will ensure that the fair value will be the same. Disclose the method you will use and any assumptions used to determine the fair value of the new options and awards. See paragraph 64(d) of SFAS 123(R).

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend,

Attorney-Adviser, at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Margarita A. Glinets, Esq.
        Dewey & LeBoeuf LLP
        Via Facsimile